NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 18, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 1, 2008 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between American Financial Realty Trust and Gramercy Capital Corp. became effective on April 1, 2008. Each Common Share of American Financial Realty Trust was converted into $5.50 in Cash, $0.2419 in Cash (Which represents additional cash consideration relating from the $2.00 per share special dividend paid by Gramercy on January 15, 2008) and 0.12096 of a share of Gramercy Capital Corp. Common Stock for each Common Share of American Financial Realty Trust held. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 2, 2008.